March 14, 2025

Michael Connaway
Chief Financial Officer
Aviat Networks, Inc.
200 Parker Drive, Suite C100A
Austin, Texas 78728

       Re: Aviat Networks, Inc.
           Form 10-K for the Fiscal Year Ended June 28, 2024
           Filed October 4, 2024
           Form 8-K filed February 4, 2025
           File No. 001-33278
Dear Michael Connaway:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 28, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Revenue Recognition, page 44

1. We note for certain contracts you recognize revenue based on an over-time recognition model using the cost-input method and certain judgment is required when estimating total contract costs and progress to completion on the over-time arrangements, as well as whether a loss is expected to be incurred on the contract.
       Please address the following items.
           Tell us whether you have recognized material favorable or unfavorable changes in estimates with respect to these contracts and provide us the gross amounts of favorable and unfavorable changes recognized during each period presented as part of your response.
           Tell us the amount of contract losses recognized during each period presented and
 March 14, 2025
Page 2

           the status of material loss contracts.
             Revise your disclosures in future filings to quantify and discuss the gross impacts of changes in contract estimates, including contract losses, during each period presented pursuant to Item 303(b)(3) of Regulation S-K.

Form 8-K filed February 4, 2025
Exhibit 99.1

2.     We refer to your presentation of adjusted EBITDA and non-GAAP diluted earnings
       per share in the headline of your earnings release. In future filings, please revise your disclosures to also present, with equal or greater prominence, the most directly comparable GAAP financial measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K
       and Question 102.10(a) of the Division of Corporation Finance   s
Compliance and
       Disclosure Interpretations on Non-GAAP Financial Measures.
3. We note that you discuss non-GAAP total operating expenses in your narrative, but do not present a reconciliation to GAAP total operating expenses in your table. Please revise your disclosure accordingly in future filings. Refer to Item 10(e)(1)(i)(B) of
       Regulation S-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dale Welcome at 202-551-3865 or Hugh West at 202-551-3872 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing